New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

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February 11, 2022

Former Directors - All Members	Ms. Joann Reed, Interim Director
Mallinckrodt Plc.	Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
53 Frontage Road, Shelbourne Building	Mr. Angus Russell, Former Chairman
Hampton, N.J. 08827	Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director

Re: February 9, 2022, Letter from Mallinckrodt Plc. (the "Company") to The Buxton Helmsley Group, Inc. ("BHG")

Ladies and Gentlemen of the Dismissed Board (the "Dismissed Board"):

The Buxton Helmsley Group, Inc. ("BHG") addresses this letter to you after receipt of the Company's letter dated February 9, 2022.

Please note that this letter is being copied to Ms. Melissa Cloniger (head partner on the client account of Mallinckrodt Plc. at Deloitte & Touche), the U.S. Securities and Exchange Commission (the "Commission"), the U.S. Department of Justice, Ireland's Office of the Director of Corporate Enforcement, the Public Company Accounting Oversight Board ("PCAOB"), and the counsel for the ad hoc group of unsecured noteholders.  Unsecured noteholder counsel should take major note to this letter, along with would be very prudent to read the most recent letters to/from BHG, which can be found in BHG's 13D filings with the Commission.

While it appears this Dismissed Board reiterated their instruction to the Company's Irish counsel to cease and desist from communications with BHG (smart move), we wish to set the record straight (yet again) and put everything in very sharp terms for this Dismissed Board, the Company's management orchestrating this scheme, your auditors, and otherwise, to further rid you of all plausible deniability as to your now-admitted and still-being-attempted fraudulent scheme.

First and foremost, this Company's Dismissed Board and management should take firm notice that BHG has brought in a top audit firm who will be providing a forensic analysis and attestation at the upcoming examinership proceedings, in addition to the analysis of the law firms BHG has retained in Ireland.  The stunning part is that you have now admitted to the fraudulent statements of financials, so there will not be a hole to "poke" in that third-party attestation (unless this Dismissed Board wants to admit to false statements, yet again, which would be another up to a decade in prison under the Companies Act of 2014, § 876), as they will not even require speculative conclusions; your legal counsel did all of the work for proving BHG's position of alleged fraud.  It will be compelling to merely compare the admittedly false financials given to the U.S. Bankruptcy Court to the financial statements produced to the High Court of Ireland.  Now that you have already admitted to fraudulent statements of financial position in the U.S. Bankruptcy Court, trusting any numbers submitted by this Dismissed Board and management would be like trusting the "audited" financials of Bernard Madoff after his admissions of fraud; this Dismissed Board could not be ensnared in larger cloud of delusion.  Your attempt to claim BHG is in a "misguided attempt to discredit the restructuring plan" is utterly preposterous; you have already admitted to the fraud, and BHG will be producing other third-party opinions to further attest to it.  That is not BHG discrediting your plans, but you having discredited your plans all on your own; kicking the ball in your own goal.  Further, do not bring the Company's employees into this; BHG has never said a word about the Company's employees outside of management; they are innocent in this process, and BHG does not appreciate you bringing them into our correspondence (wreaking of desperation, I will add).  Further, with merely a brief gander of the internet (the Mallinckrodt message board on industry-popular CaféPharma.com is a good start), not to mention the phone calls to BHG from employees, I would say the Company's employees are quite firmly on the side of BHG when it comes to our views of this Company's Dismissed Board and management.  Just from the very first message board topic on CaféPharma, one clear employee states:

"Outside of the largest criminals there. Mark and Hugh.  Who is left?? Those to should rot in hell for what they did."1

BHG does not know "what they did" refers to, but it is quite apparent BHG is not the only party labelling this Dismissed Board and management as having engaged in criminal conduct.  Another employee states:

"Fire the world's biggest loser, Marky Mark!!"2

It is not hard for one to reasonably conclude who "Marky Mark" is.  Very simply, this Company's Dismissed Board and management have a nonexistent rapport with their employees; this Company's employees do not represent the firmly demonstrated (lack of) ethics of this Company's Dismissed Board and management.  The employees of this Company are as representative of the interests of this Dismissed Board and management, as much as this Dismissed Board and management are representative of the interests of non-contingent interests in the capital structure.  This Company has severe cultural issues, and that is a top-down problem, firmly perpetuated by this Dismissed Board's fraudulent front of statutorily obligated democracy.  This Company's employees would clearly welcome and celebrate a leadership change as much as shareholders, and it appears that change cannot come soon enough for them.

 ___________________________________________
1   Mallinckrodt Plc. Message Board - CaféPharma (Last Visited: February 10, 2022):  http://www.cafepharma.com/boards/threads/more-big-cuts.673406/
2   Mallinckrodt Plc. Message Board - CaféPharma (Last Visited: February 10, 2022):  http://www.cafepharma.com/boards/threads/more-big-cuts.673406/

(Bondholders should take great note of this paragraph)  Now that we have mentioned "lack of ethics", let us clear up a bit more why, since you just pulled the "defamation" card.  When the truth is not becoming of you, that is not defamation; that is your indication you should have made some better choices.  I am going to put everything into very simple perspective for you and your auditors.  You have now admitted that your Commission-filed balance sheet is the true financial condition of this Company, with net assets far positively existing (not the fraudulent story of a net asset deficit that you have been pushing to the U.S. Bankruptcy Court for over a year), and that the Company's director-"known" (directly from the Companies Act of 2014, § 1111) equity in assets ("shareholder's equity") has not fallen far enough to have triggered an extraordinary general meeting of the shareholders, for those with a vested interest in the Company to decide how to "deal with the situation"; that statute preventing a share-less Dismissed Board and management from calling the shots, and to prevent this very situation of admitted fraud from occurring.  So, when BHG says "lack of ethics", you have already admitted to bankruptcy fraud; fraudulent concealment of net assets and false statements of financial position being given to a bankruptcy court.  Does that utterly destroy this Company's Dismissed Board and management's reputation now that someone caught them giving fraudulent statements of financials?  Absolutely.  Did BHG have anything to do with this Company's Dismissed Board and management committing fraud?  Not at all.  We are merely calling it the fraud it is.  Further, when BHG says "lack of ethics", utilization of bankruptcy fraud to self-deal fraudulently concealed, "known" asset value to insiders (which also constitutes a fraudulent conveyance) certainly substantiates that position of BHG when it comes to our "lack of ethics" observation.  Let us make this other aspect of fraud crystal clear for this Dismissed Board and management.  When you have admitted that you know net assets exist, with every non-contingent interest in the capital structure secured by value, in totality, with net assets overflowing, then attempt to extinguish a non-contingent interest for no consideration (without consideration for that admitted asset value securing the non-contingent interest), this Company's Dismissed Board and management has merely also admitted to a fraudulent conveyance of that admitted asset value to (presently planned) post-reorganization equity recipients.  Let me say that again:  Every dollar of non-contingent interests shed, without giving consideration to the asset value securing that interest, is a fraudulent conveyance of assets to post-reorganization equity recipients.  So, given you have admitted that your latest audited balance sheet is the truth of financial position of this Company, and that those Commission-filed financial statements are a "true and fair view" of financial position of this Company (which would otherwise subject this Company's Dismissed Board to up to 10 years of imprisonment, given that would be an admitted violation of the Companies Act of 2014, § 291), this Dismissed Board is attempting to fraudulently convey over $1 billion in admitted asset equity value to post-reorganization equity recipients.  Not only that over $1 billion in admitted asset equity value, but also millions of dollars in non-contingent liabilities that are being shed from the balance sheet for partial to no recovery, yet this Company's Dismissed Board not giving those interests consideration for the asset value fully securing their non-contingent interests in the capital structure of this Company. That means, for every dollar of non-contingent interests (between "shareholder's equity", funded debt liabilities, trade claims, etc.) on the balance sheet this Dismissed Board is attempting to be shed (which this Company's Dismissed Board has admitted is the truth, over their then-admitted-to-be fraudulent claims of a net asset deficit in the U.S. Bankruptcy Court), this Dismissed Board is attempting to put $0.10 of every dollar of that fraudulently concealed asset value in their own pockets; how shocking, why you would propose these plans.  That is called "fraudulent conveyance" of fraudulently concealed asset values, to insiders, which is also called "self-dealing".  That is even worse than general "self-dealing", given the fraud element, making it the equivalent of what occurs in a Ponzi scheme; a Ponzi scheme is no more than a fraudulent conveyance of asset value to insiders.  Then, the other $0.90 of every dollar of that admitted-to-be fraudulently concealed asset value is going into the pockets of your bondholder buddies, in an attempt of present insiders to not be ousted immediately by your new, planned shareholder base (which is why they are copied on this message).  Not only is this management attempting to enrich themselves through these reorganization plans, but through a scheme of fraudulent conveyance to put money in their own pocket that they denied to exist the whole time.  BHG does not care who gets that over $1 billion in asset value fraudulently concealed during the concoction of your "scheme" of reorganization, but it certainly is not going to be fraudulently conveyed to insiders, and also not to bondholders whom do not have a claim against value in excess of the capital they put into this Company.  Not a single trade vendor is unsecured (this Dismissed Board has already admitted), so you are also intentionally attempting to defraud those trade vendors, which is an additional up to a decade in prison under Irish law.  This is not rocket science (a child could understand this), so I do not know who you think you have successfully pulled the wool over the eyes of (other than the bankruptcy court that you defrauded through false statements).  I will add, dealing assets by fraud is subject to recovery, just as it was in the case of Bernard Madoff (intelligent hedge funds benefiting/leveraging such known fraud are not exempt from recovery, just the same as Fairfield Greenwich Group and Maxam Capital were).  So, when you want to complain about BHG's "defaming" of this Dismissed Board and management, cry me a river; no one has any sympathy for you.  You have known exactly what you were doing all along.  What is truly "defamatory", is when you frame a shareholder as "misleading" for citing an equity value range of $11-30+/share, use that knowingly false representation to obtain a restraining order against "any person or entity" (to include all shareholders under the restraining order), then later admit that the framed equity holder was correct in position all along, and that equity holders are merely ensnared in an admitted scheme of their fiduciaries to defraud non-contingent interests, including equity holders, through false statements of financial position before a federal court.  So, drop your argument of "defamation", get used to the word "fraud" (which is, indeed, criminal), and cut the proclamation of "fiduciary duties"; you have already admitted to defrauding every non-contingent interest at this table.  Not only is this Dismissed Board and management culpable in this admitted scheme to defraud, but their lawyers, auditors, and any other stakeholder perpetuating alongside ("racketeering", at its finest).  This Dismissed Board and management sounds pathetic when you have admitted to defrauding the U.S. Bankruptcy Court, and all parties-in-interest in the cases, then attempt to claim that the "U.S. Court has now found to be fair, reasonable and undertaken in good faith".  If you admitted your fraud, you think they would still hold that opinion of "good faith"?  Creating a perception of good faith through lies and deception, is fraud, and fraud is only perceived as "good faith" by those defrauded until those committing fraud come clean.  BHG's counsel will make it crystal clear to the High Court of Ireland that we intend to immediately file for "procure[ment] by fraud" under 11 U.S.C. § 1144 and/or the Companies Act of 2014, § 553, if this scheme admittedly procured by fraud were somehow approved (an outcome that clearly not even the equity market regards as probable).  You cannot start on a foundation of fraud, and end up at an equitable outcome; this Dismissed Board had an obligation to approach the bankruptcy court with "clean hands" from the start, and an obligation to remain honest throughout the entire process; this Dismissed Board failed to uphold both of those obligations, and chooses to continue to do so.

BHG notes that, as of yesterday, this Dismissed Board has now willfully violated the Companies Act of 2014, § 216, three times over (three violation instances, with up to 6 months of imprisonment per violation, equating to up to 18 months of imprisonment).  BHG will save this Dismissed Board further violations of that statute.  We have far enough proven your inability to uphold your duties to members/owners of this Company, let alone to your non-contingent creditors you are still persisting on with your attempt to defraud, not to mention the employees whom are also affected by your fraudulent scheme (including Ms. Schaefer, whom this Dismissed Board and management hung out to dry with their false statements in the bankruptcy court; another scapegoat, beyond equity holders).  It is without a doubt that, given this Company's employees' views of distrusting this Dismissed Board and management, that most of them would never again touch this Company's stock with a ten-foot pole, even after a reorganization.  This Dismissed Board and management actually thinks anyone would wish to re-experience this admitted escapade to defraud?  I doubt it.

While this Company is busy "remind[ing]" BHG of our obligations under Chapter 4 of Part 17 of the Companies Act of 2014, BHG will "remind" this Dismissed Board and management of their obligation not to commit fraud any more than they already have.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.

CC (by e-mail and post):	U.S. Securities and Exchange Commission	Mr. Gary Gensler, Chairman
	100 F Street, NE	Ms. Allison Herren Lee, Commissioner
	Washington, D.C. 20549	Ms. Hester M. Peirce, Commissioner
Mr. Elad L. Roisman, Commissioner
Ms. Caroline Crenshaw, Commissioner

Attn: Office of the Whistleblower

ENF-CPU (U.S. Securities and Exchange Commission)

14420 Albemarle Point Place, Suite 102

Chantilly, VA  20151-1750

Mr. Sam McCoubrey

Senior Counsel, Division of Enforcement and Investigations

Public Company Accounting Oversight Board (PCAOB)

1251 Avenue of the Americas
New York, N.Y.  10020

Attn:  Ms. Jane M. Leamy

Office of the United States Trustee

U.S. Department of Justice

844 King Street, Suite 2207

Wilmington, DE  19801

Office of the Director of Corporate Enforcement	Mr. Ian Drennan, Director
16 Parnell Square	Ms. Suzanne Gunne, Enforcement Lawyer
Dublin 1	Ms. Xana McCarthy, Investigator
D01 W5C2 Ireland	Ms. Marian Lynch
Ms. Melissa Cloniger Deloitte Touche Tohmatsu Limited 100 S. 4th Street, Suite 300 St. Louis, MO 63102 Landis Rath & Cobb LLP Attn: Richard S. Cobb 919 Market Street, Suite 1800 Wilmington, DE 19801

Arthur Cox LLP Ten Earlsfort Terrace Dublin 2 D02 T380 +353 1 920 1000 dublin@arthurcox.com dx: 27 dublin
Our Reference: 2898/NOD/MA619/003/	Dublin Belfast London New York San Francisco arthurcox.com

9 February 2022

BY POST & EMAIL

Mr. Alexander E. Parker

The Buxton Helmsley Group, Inc.

1185 Avenue of the Americas Floor 3

New York

NY 10036
alexander.parker@buxtonhelmsley.com

Re: Mallinckrodt plc (the "Company") and The Buxton Helmsley Group, Inc. ("BHG")

Dear Mr. Parker

We are writing to you both in your personal capacity and in your capacity as the representative and sole officer of BHG. We refer to your three letters to the directors of the Company dated 31 January 2022 and your further letter dated 3 February 2022 (the "Letters"), as well as to our previous correspondence with you and various legal counsel appointed by you.

We note your request to correspond with you directly and that Clark Hill Solicitors LLP appear to be no longer engaged by you. In the absence of Irish solicitors appointed by you with whom to correspond, we do not propose to correspond further regarding the proposed examinership proceedings, save as directed by the High Court and in compliance with the Company's legal obligations.

In our letters of 14 January 2022 and 26 January 2022 to your then Irish solicitors, we made clear the process by which BHG could apply for the relevant documents under section 216 (12) and (13) of the Companies Act 2014 (the "Act"). No such application has been received and your allegation of a breach of section 216 is denied.

Your Letters also raise other allegations that have either been fully addressed on behalf of the Company in previous correspondence or are allegations for which absolutely no proper basis or supporting evidence has been provided by BHG. For the avoidance of doubt, the Company rejects each of the allegations made by BHG in the Letters.

It is apparent that your correspondence with the Company is now for the sole purpose of making unfounded and defamatory public allegations regarding the Company, its directors, officers, employees and advisers in a misguided attempt to discredit the restructuring plan for the Company and its subsidiaries - a plan which the U.S. Court has now found to be fair, reasonable and undertaken in good faith. The Company views the correspondence in respect of your allegations as closed, and will not be responding further to your unfounded claims.

Grainne Hennessy · Séamus Given · Caroline Devlin · Sarah Cunniff · Elizabeth Bothwell · William Day · Andrew Lenny · Orla O'Connor (Chair) · Brian O'Gorman Mark Saunders · John Matson · Kevin Murphy · Cormac Kissane · Kevin Langford · Eve Mulconry · Philip Smith · Kenneth Egan · Alex McLean · Glenn Butt · Niav O'Higgins Fintan Clancy · Rob Corbet · Ultan Shannon · Dr Thomas B Courtney · Aaron Boyle · Rachel Hussey · Colin Kavanagh · Kevin Lynch · Geoff Moore (Managing Partner) Chris McLaughlin · Maura McLaughlin · Joanelle O'Cleirigh · Richard Willis · Deirdre Barrett · Cian Beecher · Ailish Finnerty · Robert Cain · Connor Manning · Keith Smith John Donald · Dara Harrington · David Molloy · Stephen Ranalow · Gavin Woods · Simon Hannigan · Niamh Quinn · Colin Rooney · Aiden Small · Phil Cody · Karen Killoran Richard Ryan · Danielle Conaghan · Brian O'Rourke · Cian McCourt · Louise O'Byrne · Michael Twomey · Cormac Commins · Tara O'Reilly · Michael Coyle · Darragh Geraghty Patrick Horan · Maeve Moran · Deirdre O'Mahony · Deirdre Sheehan · Ian Dillon · Matthew Dunn · David Kilty · Siobhán McBean · Conor McCarthy · Olivia Mullooly Laura Cunningham · Mairéad Duncan-Jones · Ryan Ferry · Imelda Shiels · Brendan Wallace · Ruth Lillis · Sarah McCague · Niamh McGovern · Ciara Buckley · Ian Duffy

Sophie Frederix · Orlaith Kane · Aisling Kelly · David Vos

You are reminded to comply fully with your obligations under Chapter 4 of Part 17 of the Act. The Company fully reserves its rights in respect of non-compliance by BHG or you personally in respect of Chapter 4 of Part 17 of the Act.

Yours faithfully

ARTHUR COX LLP

Encl.